[Dorsey & Whitney LLP Letterhead - GRAPHIC OMITTED]

NOLAN S. TAYLOR
(801) 933-7366
FAX (801) 933-7373
taylor.nolan@dorsey.com

May 12, 2008

VIA EDGAR

Steve Lo
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 001-12421

Dear Mr. Lo:

        This request relates to the letter (the “Request Letter”), dated April 28, 2008, to Nu Skin Enterprises, Inc. (the “Company”) from the staff of the Securities and Exchange Commission. As a follow-up to our phone conversation on May 6, 2008, this letter will formally confirm our verbal request to extend the deadline for submission of the Company’s response to the Request Letter, and your verbal agreement to such extension, to May 19, 2008.

Sincerely, /s/ Nolan S. Taylor Nolan S. Taylor